Exhibit 99.2

CALEDONIA MINING CORPORATION	MAY 07, 2012
Management’s Discussion and Analysis (“MD&A”)

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia”) is for the fiscal quarter ended March 31, 2012 (“Q1”or the “Quarter”) and the period until May 7, 2012. It should be read in conjunction with the Unaudited Consolidated Financial Statements as at March 31, 2012 and the Annual Report for the year ended December 31, 2011, which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with International Financial reporting Standards (“IFRS”).

Note that all currency references in this document are to Canadian Dollars unless indicated otherwise.

Contents of the MD&A

1.	Forward Looking Statements
2.	Overview
3.	Highlights for the Quarter
4.	Summary Financial Results
5.	Operations at the Blanket Gold Mine, Zimbabwe
5.1.	Safety, Health and Environment
5.2.	Social Investment
5.3.	Gold Production
5.4.	Operating Costs
5.5.	Underground
5.6.	Metallurgical Plant
5.7.	Capital Projects
5.8.	Mineral Reserves and Resources
5.9.	Indigenization
5.10.	Risks
5.11.	Opportunities
5.12.	Outlook
6.	Exploration and Project Development
6.1.	Base Metals: Nama Copper/Cobalt Project – Zambia
6.2.	Gold: Zimbabwe
7.	Investing
8.	Financing
9.	Liquidity and Capital Resources
10.	Related Party Transactions
11.	Securities Outstanding
12.	Controls
13.	Qualified Persons

1.  FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.  OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Caledonia’s primary assets are an operating gold mine in Zimbabwe (“Blanket” or the “Blanket Mine”) and a base metals exploration project in Zambia (the “Nama Property”).

Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCQX as “CALVF”.

3.  HIGHLIGHTS FOR THE QUARTER

Operational Highlights

•
Gold produced at the Blanket Mine in Zimbabwe in Q1 was 9,164 ounces, 13% lower than the 10,533 ounces produced in the quarter ended December 31, 2011 (the “preceding quarter”) and 25% higher than the 7,322 ounces produced in Q1of 2011 (the “comparable quarter”).

•
The lower gold production in Q1 was due to scheduled maintenance on the No. 4 Shaft and was in line with the guidance in the MD&A for the preceding quarter.  This shaft maintenance work was completed at the end of April 2012.

•	Gold production in April 2012 was 3,722 ounces (equivalent to an annualized rate of 44,664 ounces) and 12% higher than the targeted monthly production rate of approximately 3,300 ounces of gold.

•	Average gold recovery in the Quarter was 93.2%, compared with 93.4% in the preceding quarter.

•
Blanket’s cash operating costs in the Quarter increased to US$648 per ounce of gold produced from US$521 in the preceding quarter.  The increase in cash costs was due to certain anticipated non-recurring costs and the lower gold production during the Quarter.  The cash operating cost per ounce of gold produced in the Quarter was unchanged from the cash operating cost per ounce of gold achieved in the comparable quarter.

Financial Highlights

•
Gold Sales during the Quarter were 10,368 ounces at an average sales price of $1,688 per ounce of gold, compared, to 9,328 ounces at an average sales price of $1,681 in the preceding quarter and 8,195 ounces at an average sales price of US$1,397 in the comparable quarter.

•	Gross Profit (i.e. after depreciation and amortization but before administrative expenses) was $8,996,000 compared to $9,012,000 in the preceding quarter and $5,248,000 in the comparable quarter.

•	Net profit after tax for the Quarter was $7,111,000 compared to $1,369,000 in the preceding quarter (which included an impairment of $3,884,000) and $1,894,000 in the comparable quarter.

•	Basic earnings per share for the Quarter were 1.4 cents per share, compared to 0.27 cents in the preceding quarter and 0.38 cents in the comparable quarter.

•	At March 31, 2012 the Corporation had cash and cash equivalents of $16,288,000 compared to $9,686,000 at December 31, 2011 and $2,217,000 at March 31, 2011.

•	Cash flow from operations in the Quarter before capital investment was $8,130,000 compared to $3,506,000 in the preceding quarter and $4,531,000 in the comparable quarter.

•
During the Quarter Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$3,282,000 compared to US$5,024,000 in the preceding quarter and US$1,442,000 in the comparative quarter.

Other Highlights

•
The first phase of the 2012 drilling programme at the Nama base metals project in Zambia commenced in March 2012 on the Konkola East target area.  Phase 1 of the 2012 programme comprises 6 holes and approximately 2,400 meters of diamond drilling and has the objective of identifying an upward extension of the mineralised zone identified in the 2011 exploration programme. The first two holes have been completed and assay results are awaited.  The third hole is in progress.  It is anticipated that Phase 1 of the 2012 programme will be completed in the third quarter of 2012.

•
Caledonia and Blanket have started to implement the Memorandum of Understanding which was signed with the Government of Zimbabwe in February 2012 pursuant to which Indigenous Zimbabweans will acquire an effective 51% ownership of the Blanket mine for a paid transactional value of US$30.09 million.  The first transaction of the eventual four transactions has been signed.  The first transaction is for the sale of 15% of Blanket to Flemiro Investments, a Zimbabwean-registered investment company which represents a diverse group of Indigenous Zimbabweans, for a consideration of US$11.008 million.

4.    SUMMARY FINANCIAL RESULTS

The table below sets out selected unaudited consolidated profit and loss for the three months ended March 31, 2012 and 2011.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
		2012		2011
	$		$
Revenue		17,503		11,226
Royalty		(1,227)		(455)
Production costs		(6,444)		(4,950)
Depreciation		(836)		(573)
Gross profit		8,996		5,248
Administrative Expenses		(801)		(735)
Share-based payments		-		(1,102)
Foreign exchange loss		(18)		-
Results from operating activities		8,177		3,411
Net finance income/(expense)		(46)		(155)
Profit before income tax		8,131		3,256
Income Tax expense		(1,020)		(1,362)
Profit for the period		7,111		1,894
Loss on foreign currency translation		(815)		(714)
Total comprehensive income for the period		6,296		1,180

Earnings per share (cents)
Basic		1.4		0.38
Diluted		1.4		0.35

Weighted average number of common shares outstanding (thousands) at March 31
Basic		500,549		500,169
Diluted		510,033		542,709

Revenues increased by 56% from the comparable quarter due to the 25% increase in gold production and the 21% increase in the average achieved price per ounce of gold sold.

Royalties increased pursuant to the increase in the royalty rate from 4% to 7%.

The increased production costs mainly reflect the increased tonnes of ore mined and milled.  The average production cost per ounce in Q1 of 2012 was unchanged from the average cost in Q1 of 2011 at $648 per ounce.

The table below sets out the unaudited, consolidated statement of cash flows for the three months to March 31, 2012 and 2011

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended March 31
	2012		2011
	$		$
Cash flows from operating activities
Profit for the period		7,111		1,894
Adjustments to reconcile net cash from operations		1,680		3,172
Changes in non-cash working capital		405		(72)
Tax paid		(1,020)		(308)
Net finance income/(expense)		(46)		(155)
Net cash from operating activities		8,130		4,531

Cash flows from investing activities
Property, plant and equipment additions		(1,098)		(3,523)
Cash flows from financing activities
Bank overdraft increase/(decrease)		(430)		64
Net increase in cash and cash equivalents		6,602		1,072
Cash and cash equivalents at the beginning of the period		9,686		1,145
Cash and cash equivalents at the end of the period		16,288		2,217

Net cash generated from operations increased due to the higher level of gold sales in the quarter and the increased gold price.  Investment in property, plant and equipment was lower than the level incurred in Q1 of 2011 due to the completion of the No. 4 Shaft Expansion Project and related ancillary works.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at March 31, 2012 and December 31, 2011.

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars) As at	March 31, 2012		December 31, 2011
	$		$
Total non-current assets		33,745	34,248
Inventories		4,434	4,482
Prepayments		638	334
Trade and other receivables		3,123	3,652
Cash and cash equivalents		16,288	9,686
Total current assets		24,483	18,154
Total assets		58,228	52,402
Total non-current liabilities		7,651	7,822
Trade and other payables		4,267	3,841
Income taxes payable		-	295
Bank overdraft		-	430
Total liabilities		11,918	12,388
Capital and reserves		46,310	40,014
Total equity and liabilities		58,228	52,402

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

			Restated (1)
($000’s-except per share amounts)	Mar 31/12	Dec 31/11	Sept 30/11	June 30/11	Mar 31/11	Dec 31/10	Sept 30/10	June 30/10
Revenue from operations	17,503	15,972	16,517	11,990	11,226	7,418	6,331	4,154
Profit/ (loss) after tax from operations	7,111	1,369	6,126	2,840	1,894	198	736	411
Earnings per share – basic (cents)	1.4	0.27	1.23	0.58	0.38	0.04	0.15	0.08
Earnings per share -diluted (cents)	1.4	0.27	1.13	0.54	0.35	0.04	0.15	0.08
No of shares basic ‘000	500,549	500,549	500,549	500,313	500,169	500,169	500,169	500,169
No of shares diluted ‘000	510,033	509,880	543,089	542,853	542,709	503,472	503,472	500,169

(1)
These quarterly figures have been restated to reflect the results having used the same IFRS policies as adopted in the annual financial statements. There is no change to the quarterly earnings per share for the 2011 quarters.

5.        OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

5.1  Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded in the Quarter and the preceding 4 quarters.

Blanket Mine Safety Statistics
Class	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Lost time injury	0	1	2	1	3
Restricted work activity	9	5	3	8	5
First aid	2	10	4	1	1
Medical aid	3	2	1	2	2
Occupational illness	0	0	1	0	1
Total	14	18	11	12	12
Incidents	6	8	11	15	12
Near misses	7	1	6	1	4
Disability Injury Frequency Rate (i)	2.94	0.3	0.63	0.31	1.23
Total Injury Incident Rate (ii)	4.58	5.71	3.13	3.43	2.79
Man-hours worked (thousand)	612	630	640	641	645

i.	A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
ii.	A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

The higher Disability Injury Frequency Rate incurred in the Quarter has been noted and corrective action has been taken to address this issue.

The positive effect of Blanket’s continuing HIV/AIDS education continues to be seen.  Testing for HIV/AIDS is conducted purely on a voluntary basis and 1 new case was identified amongst employees and their dependents.  During the Quarter 1,999 workers and their dependents visited the mine clinic.

There were no adverse environmental issues during the Quarter.

5.2   Social Investment

During the Quarter, Blanket Mine spent approximately $51,377 on community and social investment projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees.  This included funding for the rehabilitation of the national road past the mine.  In the Quarter, Blanket made total payments to the Zimbabwean Government and its agencies of US$3.3 million in respect of royalties, taxation and other non-taxation charges.

5.3   Gold Production

Tonnes milled, average grades, recoveries and gold produced during April 2012, the Quarter and the preceding 4 quarters are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz.)	Average sales price per ounce of gold sold (US$/oz.)
April	2012	30,878	4.01	93.4%	3,722	1,651
First quarter	2012	83,353	3.67	93.2% %	9,164	1,688
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
Third quarter	2011	85,442	3.81	93.1%	9,743	1,740
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273

The tonnes milled during the Quarter were, as previously noted, lower than in the two preceding quarters due to the effects of scheduled maintenance work on the No. 4 Shaft which reduced shaft access.  This work was completed by the end of April and the tonnes milled in April exceeded the targeted rate of 1,000 tonnes per day.

The average mined ore grade achieved during the Quarter of 3.67g/t was lower than the target grade of 3.83g/t and was slightly lower than the grades achieved in previous two quarters.  The lower grade was caused by the introduction of additional long-hole stopes which resulted in some dilution during the early part of the Quarter.  The dilution problem had diminished by the end of the Quarter. The average mined ore grade achieved in April was slightly better than the target grade.

Gold production in April was higher than the targeted average monthly rate of production achieved in Q1 due to completion of the 4 Shaft scheduled maintenance causing an improvement in mined tonnages and higher mined ore grade and gold recovery.   Management is confident that gold production can be sustained at the current rate and that the targeted 2012 gold production of 40,000 ounces of gold will be achieved - an approximate 12% increase on the 2011 gold production.

5.4           Operating costs

The operating cash costs per ounce of gold produced during the Quarter and the preceding 4 quarters and for 2011 are set out in the table below.

Blanket Mine: Operating Costs per Ounce of Gold Produced (US$/oz)
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011	Q1 2012
Labour	208	175	157	132	164	179
Consumables	247	212	234	210	227	249
Electricity (incl. diesel)	145	154	155	138	148	161
Other admin costs	48	44	37	41	42	58
Total US$ cost/oz. gold produced	648	585	583	521	581	648
Gold ounces produced	7,322	8,226	9,743	10,533	35,826	9,164

The average cost per ounce of gold produced is sensitive to the amount of gold produced and input costs such as labour, consumables, etc.  Accordingly, the decrease in gold production from Q4 of 2011, the lower head grade and increased costs of labour and some consumables contributed to the 24% quarter-on-quarter increase in the cost per ounce of gold produced. The average production cost in the Quarter was also adversely affected by the scheduled replacement of certain high-value items (i.e. No. 4 Shaft ropes), the replacement of which is categorised as a consumable cost.

5.5           Underground

The AR South ore body continued to be the most important production area during the Quarter, providing 44% of total ore milled.  The balance of production came from the Lima, Eroica and AR Main ore bodies.  The main development areas are at Eroica and at AR Main.

5.6           Metallurgical Plant

The metallurgical plant operated during the Quarter at better than budgeted efficiency.  All equipment operated to expectations and no significant unplanned downtime was experienced in the Quarter.

5.7           Capital Projects:  750m AR – Lima Haulage

The 22 Level Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies.  Crosscuts (side tunnels) will be mined from the 18 and 22 Level Haulages to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes.  If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined.

It was decided to suspend work on the Extension Project until early May 2012 to maximise ore production while the scheduled maintenance work was carried out on the No. 4 Shaft, which caused a temporary reduction in the available daily hoisting time.

It is planned that the work on the Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion still anticipated for the end of 2013.  It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014.

The budgeted cost of the Extension Project is approximately US$900 per metre advanced and equipped. The total estimated cost for the planned 2,400 metres of development will be approximately US$2.16 million, which will be funded from internal cash flows.

5.8           Mineral Reserves and Resource

An independent mineral reserve and resource report for the Blanket Mine calculated as at 31st December 2010 was prepared by The MSA Group, as the independent qualified person, in compliance with Canadian National Instrument 43-101, and was published during the second quarter of 2011.  Further NI 43-101 reports are expected to be issued from time to time in order to disclose the results of ongoing operations and exploration work which results in significant additions to the reserves and resources.

MINERAL RESERVES as at December 31, 2010 (based on a Gold Price of US$1,100/oz.)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz.)
Proven Ore
Total Proven Ore including Pillars*	1,326,100	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
MINERAL RESOURCES (based on a Gold Price of US$1,100/oz.)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz.)
Indicated	510,000	3.79	62,100
Inferred	2,408,200	5.01	**
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

Mr. Mike Robertson, Pr. Sci. Nat., and Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In the calendar year following the calculation of the above December 31, 2010, figures the Corporation has mined 298,758 tonnes with an average gold grade of 4.01 grams per tonne from within the reserves and resource figures set out above to produce 35,826 ounces of gold at a recovery of 92.9%.  Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources.  The following internal calculation of Blanket’s reserves and resources figures, as at December 31, 2011 has been prepared by Blanket’s Technical Department following the standards and procedures required by NI 43-101 and the results are presented in the following table.

MINERAL RESERVES as at December 31, 2011 (based on a Gold Price of US$1,500/oz.)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz.)
Proven Ore
Total Proven Ore including pillars*	1,495,000	3.86	185,500
Probable Ore
Operating and Development Areas	2,234,000	3.79	272,200
Total Proven + Probable Ore	3,729,000	3.82	457,700
MINERAL RESOURCES (based on a Gold Price of US$1,500/oz.)
Classification	Tonnes	Grade (Au g/t)	Gold Content ounces
Indicated	454,000	3.82	55,700
Inferred	2,344,000	5.28	**
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

5.9           Indigenization

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies has to be held by Indigenous Zimbabwean citizens.

On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Government of Zimbabwe regarding the indigenisation of Blanket Mine.  In terms of the MoU, which is acknowledged by the signatories as being a binding agreement on the signatories, Caledonia agreed to sell 51% of the Blanket Mine to Indigenous Zimbabweans for a paid transactional value of US$30.09 million on the following basis:

i.	15% will be sold to identified Indigenous Zimbabweans;
ii.	10% will be sold to The Blanket Mine Employee Trust for the benefit of the present and future managers and employees of Blanket (the “Trust”) ;
iii.	16% will be sold to the National Indigenisation and Economic Empowerment Fund; and
iv.	10% will be donated to the Gwanda Community Share Ownership Trust. Caledonia will also make a non-refundable donation of US$1.0 million to the Trust as soon as it has been established.

The first transaction for the sale of 15% of Blanket to Flemiro Investments, a Zimbabwean-registered investment company which represents a diverse group of Indigenous Zimbabweans, for a consideration of US$11.008 million has been signed (the “Agreement”). Caledonia will facilitate the vendor funding of this transaction which will be repaid by way of future dividends from Blanket.  Outstanding balances on the facilitation loans in terms of the Agreement will attract interest at a rate of 10% over the 12-month LIBOR.  The timing for the repayment of the facilitation loans will depend on the future financial performance of the Blanket Mine.  Caledonia expects to redeploy the sale consideration in its projects.

Completion of the Agreement is subject to several conditions precedent which include certain approvals from the Reserve Bank of Zimbabwe and Caledonia receiving confirmation from the Government of Zimbabwe that full implementation of the terms of the MoU constitutes compliance by Blanket and Caledonia with the requirements of the Indigenisation Act.

Documentation for the formation of the Trust and the subsequent sale of a 10% interest in Blanket mine to the Trust has been finalised and this transaction is expected to be concluded shortly.

Caledonia has submitted identical agreements to the parties concerned regarding the remaining two transactions pursuant to the MoU being the sale of a 16% interest to the National Indigenisation and Economic Empowerment Fund and the donation of a 10% interest to a Gwanda Community Share Ownership Trust and their responses are awaited.

5.10           Risks

Risks such as interest rate and credit risks are considered in note 5 to the unaudited Consolidated Financial Statements.  Risks relating to Blanket Mine, in addition to the normal risks associated with mining operations (e.g. production, commodity prices etc.) are identified as set out below.

•
Increasing costs and taxes: Blanket and the other Zimbabwean miners continue to experience significant upward cost pressures from labour, the state-owned electricity supplier, and from local and national government for levies, fees, royalties and other direct and indirect taxes. In particular, the substantial increase in the cost of holding Exclusive Prospecting Orders announced by the Zimbabwean Ministry of Mines in January 2012 will, if implemented, add approximately US$3.5 million per annum to Blanket’s costs.

•
Succession planning:  the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe create a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.

•
Regulatory uncertainty:  Blanket’s existing licences and permits are in good standing.  However, in the context of political uncertainty and the lack of administrative transparency in Zimbabwe, there is the risk that licences and permits may be revoked or not renewed.

•
Reserve replacement: as is normal, exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities.

5.11           Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreements set out in 5.9, Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise.

•	Increased production: Blanket’s existing reserves and resources could support a further increase in production provided the necessary investments in the resource development can be made.

•
Surplus capacity: The mine currently has a daily average mining capacity of about 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be processed with little or no plant capital cost.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the satellite exploration projects at GG and the Mascot Project Area.  Depending on future exploration success, Blanket may be able to increase its production levels.

5.12           Outlook

Following the completion of the scheduled maintenance work on the No. 4 Shaft, management expects that Blanket mine will achieve the targeted production of 40,000 ounces of gold in 2012.

Blanket has surplus capacity in its ore treatment plant which enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration/development work is successful.  Blanket is sufficiently cash generative that it can internally fund the underground and satellite projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

6        EXPLORATION AND PROJECT DEVELOPMENT

6.1     Base Metals: Nama Copper/Cobalt Project – Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo (“DRC”) border and the eastern boundary abuts the licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine is currently under construction.

Prior to the 2011 programme, exploration activities had defined three main styles of mineralization in the Nama Licence area:
a)	“A-type” cobalt oxide mineralisation;
b)	“D-type’ iron oxide bodies which are mostly enriched in Cobalt; and
c)
Copper dominated ore shale hosted copper-cobalt mineralisation, commonly observed elsewhere in the Copperbelt and which is being exploited by neighbouring mines to the east and south of the Nama Licence Areas.

The 2011 programme identified a zone of mineralisation with a weighted average copper content of 0.47% over a weighted average width of 41 metres at depths between 280 and 450 metres.  Although the copper grades of the newly identified zone are lower than existing mines in the region, the zone is relatively shallow and the ore mineralogy is essentially chalcopyrite, a mineral which is readily recoverable by flotation that is recognized as a relatively low-cost metallurgical process.

The 2012 exploration programme for Nama has the following objectives:

•
Phase 1: Drilling of additional relatively-shallow holes comprising approximately a total 2,400 metres with the objective of identifying a continuation of the newly discovered mineralized zone towards surface.

•
Phase 2: Drilling of additional deeper holes comprising approximately a total of 6,000 metres with the objective of identifying the nature of a deeper continuation of the above mineralised zone.  This work will take place after completion of Phase 1 and is expected to take approximately 8 to 10 months.

•
Phase 3: Provided the results of the Phase 1 programme are positive, a further shallow hole drilling programme focussed on delineating and evaluating resources compliant with NI 43-101 will be undertaken. This Phase may commence during Phase 2 activities.

Phase 1 of the 2012 programme commenced in March and is progressing as planned.  The first two holes have been completed and assay results are pending.  The third hole has been started.   It is anticipated that a summary of the results of this phase will be made available in August once management has received and interpreted the results of the drilling programme.

6.2     Gold: Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in Section 5.7 (Lima Haulage).  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.  The Blanket Mine metallurgical plant has existing surplus treatment capacity and could immediately handle up to an additional 800 tonnes per day of ore without any further capital investment nor significant increased overheads.

GG Project
The GG project comprises a brownfield former open cast operation which is located approximately 7km south west of Blanket Mine.

Drilling programs were carried out at GG over the past eight years.  Seventeen diamond-cored holes were drilled amounting to 4,751 metres of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200m, each with a strike length of approximately 150 metres.

During 2011 work was suspended pending the Zimbabwe Electricity Supply Authority’s (“ZESA”) connection of the project to the electricity grid.  This connection was delayed due to ZESA’s inability to fund the equipment required for the connection.   In 2011 Blanket purchased the required equipment and provided financial assistance to ZESA so that it can complete the construction of this connection.

During the Quarter, ZESA erected and energised the power line up to the substation. The transformer has been installed on its pad awaiting a ZESA metering unit to test and energize it. During the Quarter, Blanket Mine installed 45 housing units so that work can commence as soon as the ZESA connection has been completed.

Work is expected to commence in early June 2012 to sink a prospect shaft to a depth of 140 metres. Underground development is planned at the 60m and 120m levels to expose the extent of the mineralization and facilitate its evaluation, sampling and mine planning.  Depending on the successful outcome of exploration work and mining development, it is intended that economic ore extracted would be trucked approximately 7km to the Blanket plant for processing.

Mascot Project Area
The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 metres. These shafts and other infrastructure are in need of extensive rehabilitation.  Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available.  Blanket Mine management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price.  Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts.

Work at Eagle Vulture has continued during the Quarter with one development crew on 4 level.  A total of 78 meters of development advance was completed during the Quarter.

Work at Mascot was suspended in 2011 due to the lack of a connection to the electricity grid.  Blanket has now purchased the required equipment and provided financial assistance to ZESA so that it can complete the construction of this connection.  During the Quarter the power line was  completed and energised up to the substation which is 90% complete.  A refurbished compressor from Blanket Mine has been prepared ready to transport to site and it is anticipated that underground access will commence by the end of May.  Depending on the successful outcome of exploration work, it is intended that any economic ore would be trucked a distance of approximately 40 km to the Blanket Mine plant for processing.

7.     INVESTING

During Q1 2012 Caledonia invested $1,098,000 ($3,523,000 – 2011) in capital assets and work on its mineral properties.  Of the amount invested in 2012, $119,000 ($166,000 – 2011) was spent at Nama and $975,000 ($3,357,000 – 2010) at Blanket.

8.     FINANCING

Caledonia financed its operations using funds on hand and those generated by the Blanket Mine.   Blanket has an unsecured US$2.5 million loan facility in Zimbabwe on which it pays interest at 30-day LIBOR plus 8 per cent and which is used from time-to-time for working capital purposes.

9.         LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2012, Caledonia had working capital of $20,216,000 ($13,588,000 – December 31, 2011).  Current assets increased significantly during the Quarter largely due to the cash balance which increased by $6,602,000.  Accounts receivable reflect the amount owed by Rand Refineries for the last gold sale of the Quarter and a Sales Tax (VAT) receivable. Inventory levels have remained stable and there is no gold in process at the quarter end.  Short term borrowings from Blanket’s Zimbabwean bankers reduced from $430,000 to zero.  As of March 31, 2012 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,758,000 ($1,866,000 – 2011).

10.       RELATED PARTY TRANSACTIONS

  Caledonia had the following related party transactions:

	Three months ended March 31
	2012	2011
	$’000	$’000
Management fees, and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	153	140
Rent paid to a Company owned by members of the President’s family	11	14
Fees paid to the former Chairman of the Board	-	5
Legal fees paid to a law firm where a Director is a partner	40	12

11.         SECURITIES OUTSTANDING

As at May 07, 2012 the following securities were outstanding:

(1)	507,299,303 common shares issued;
(2)	Options as follows:

Number	Description	Exercise Price	Expiry Date
15,380,000	Common share purchase options	$0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 18,889,930 shares.

12.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at March 31, 2012 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Subsequent to this engagement, management concluded that the following disclosable material weaknesses existed and still exist as at March 31, 2012. Management has appointed a professional accountant to conduct internal audit work at Blanket. This assignment will be for an initial period of six months.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system was able to prevent and detect potentially significant errors.

Additional accounting staff have been recruited to the Corporation’s Africa office in Johannesburg and the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff to correct segregation of duties weakness and excessive workloads need to be addressed at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

13.       QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.